Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

2007 JUL 26 A 10:17

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	20 July 200[redacted]	*o of sheets:*	2

07025531

Current report 41/2007

SUPPL

The Management Board of KGHM Polska Miedź S.A. announces that on 13 July 2007 a change in share capital was registered at the Regional Court for Wrocław-Fabryczna in Wrocław, Section VI (Economic) of the National Court of Registration for Avista Media Sp. z o.o. (an indirect subsidiary of KGHM Polska Miedź S.A.) with its registered head office in Wrocław (formerly Tele Video Media Sp. z o.o. with its registered head office in Bielany Wrocławskie – the change in the name and registered head office were registered by the same ruling of the court).
The share capital of Avista Media Sp. z o.o. was increased by PLN 4 000 thousand through the creation of 8 000 shares having a face value of PLN 500 each.

All of the new shares were acquired by Telefonia DIALOG S.A. (a subsidiary of KGHM Polska Miedź S.A.) at their face value, i.e. PLN 500 per share.
The new shares were paid for in cash on 28 June 2007.

The carrying amount of the shares acquired of Telefonia DIALOG S.A. is PLN 4 000 thousand.

PROCESSED
JUL 30 2007
THOMSON FINANCIAL

The shares acquired represent 40.00 % of the share capital of Avista Media Sp. z o.o. and grant the right to the same number of votes.
Acquisition of these assets was financed by the internal funds of Telefonia DIALOG S.A.

The assets acquired are of a long-term, equity investment nature.
Currently the share capital of Avista Media Sp. z o.o. amounts to PLN 10 000 thousand and is divided into 20 000 shares of PLN 500 each. The total number of votes arising from all issued shares after registration of this change in share capital is 20 000.

dw 7/27

After registration of this change in the share capital of Avista Media Sp. z o.o., 100% of the share capital of this company is owned by Telefonia DIALOG S.A.

Exemption number: 82 4639

The criteria used for describing the assets as significant is that the financial assets acquired by Telefonia DIALOG S.A. exceed 20% of the share capital of Avista Media Sp. z o.o.

Legal basis: § 5 sec. 1 point 1 and point 9 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

PREZES ZARZĄDU
Krzysztof Skóra

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

END